

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 19, 2008

Dr. James C. Burrows
President and Chief Executive Officer
CRA International, Inc.
200 Clarendon Street, T-33
Boston, Massachusetts 02116-5092

      **RE: CRA International, Inc.
           Form 10-K for the year ended November 24, 2007
           Filed February 4, 2008
           File No. 000-24049**

Dear Dr. Burrows:

      We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Form 10-K for Fiscal Year Ended November 24, 2007

Part IV

Item 15. Exhibits
Exhibits 31.1 and 31.2

    1. We note that the identification of each of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In your future filings, the identification of the certifying individual

at the beginning of the certification should be revised so as not to include the individual's title.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Non-Employee Director Compensation Table for Fiscal 2007, pages 11-12

2. We note that certain payments to two directors are reported under the All Other Compensation column of the Non-Employee Director Compensation Table. It appears from the disclosure in the footnotes to the table that the directors were entitled to receive performance-based compensation because several of the relevant performance measures were met by the individual director, including the generating of engagements and certain billable hour conditions. In future filings, please include similar payments linked to meeting performance measures in the Non-equity Incentive Plan Compensation column rather than the All Other Compensation column.

Compensation Discussion and Analysis, pages 13-18

3. Under "Executive officer compensation elements," your disclosure implies that base salary and performance-based annual incentive compensation is payable only in cash. However, later disclosure indicates that payment of performance-based annual incentive awards in 2007 were made in both cash and equity. In future filings, please clarify that performance-based annual incentive awards can be made in either cash or equity at the discretion of the company.

4. In future filings, please discuss more specifically the factors the compensation committee considered in determining compensation and explain how the committee's consideration of these factors resulted in the amount and form of compensation awarded to each named executive officer. Analyze how each compensation element is calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation. Please see Items 402(b)(2)(v) and (vi) of Regulation S-K. For example, provide more detail relating to the compensation committee's "negative discretion" when adjusting performance-based annual incentive awards for some but not all of the Named Executive Officers. As another example, explain how the compensation committee exercises its discretion in allocating performance-based annual incentive awards between cash and restricted stock awards.

5. On page 15 of your proxy statement, you state the types of company performance measures the committee used for determining performance-based annual incentive compensation. In future filings, please disclose the performance targets and threshold levels that must be reached for payment to each named executive officer. See Item 402(b)(2)(v) of Regulation S-K. To the extent that you have not disclosed the targets or threshold levels because you believe such disclosure is not required as disclosure would

result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis as to why the information should be afforded confidential treatment. Then, in your future filings, to the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.

6. We note your disclosure on page 13 and 14 that the Compensation Committee considers executive compensation at other companies. In future filings, identify all of the companies that you considered for purposes of benchmarking named executive officer compensation. See Item 402(b)(2)(xiv) of Regulation S-K. Provide more details as to how your compensation committee considered the levels and elements of the benchmarked companies' compensation in determining the various levels and particular elements of your executive compensation.

7. In future filings, please discuss in more detail the role of your compensation consultant in your compensation processes and decisions, including, among other things, more disclosure regarding the material elements of the instructions or directions given to the consultant with respect to the performance of its duties. See Item 401(e)(3)(iii) of Regulation S-K

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Scott G. Hodgdon, Attorney-Advisor, at (202) 551-3273 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director